SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                                 SEC FILE NUMBER
                                                                       000-26935

                                                                    CUSIP NUMBER
                                                                     52541 P 101

(CHECK ONE): /X/Form 10-K    / /Form 20-F    / / Form 11-K    / /Form 10-Q
             / / Form N-SAR

For Period Ended:  JUNE 30, 2000

/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

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                         PART I - REGISTRANT INFORMATION
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          Full Name of Registrant: LEISURE TIME CASINOS & RESORTS, INC.
                                   ------------------------------------

                         Former Name if Applicable: N/A

           Address of principal executive office (Street and number):
                            4258 Communications Drive
                            -------------------------

                City, State and Zip Code: Norcross, Georgia 30093
                                          -----------------------

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Based upon the elimination of gaming in South Carolina, the Registrant has refocused efforts and reevaluated each business segment. Based upon this review, the Registrant has elected to discontinue certain of its business segments. This process has required significant time and resources and, therefore, the Registrant's limited accounting staff have encountered delays in the preparation and filing of the Registrant's annual report for the period ended June 30, 2000.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Alan N. Johnson              440                     934-1020
       ---------------              ---                     --------
           (Name)               (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion
     thereof?            /X/ Yes    / / No

       As discussed in Part III of this document, the Registrant has decided to discontinue certain business segments including offshore gaming cruises and the hotel. Based upon the elimination of gaming in South Carolina and the discontinuation of certain business segments, the Registrant is expecting significant losses from continuing operations as well as a net loss as of June 30, 2000. The Registrant is continuing to analyze the effect that the discontinued segments will have on its operations and as such a reasonable estimate of the results of operations is unavailable at this time.

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      LEISURE TIME CASINOS & RESORTS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 27, 2000           By:  /s/ Alan N. Johnson
       ------------------                ---------------------------------------
                                             ALAN N. JOHNSON, PRESIDENT